UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-54383

CUSIP Number 910187103

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:     December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

United Development Funding IV

Full Name of Registrant

Former Name if Applicable

1301 Municipal Way, Suite 100

Address of Principal Executive Office

Grapevine, Texas 76051

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed duedate; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

We have been engaged with the Securities and Exchange Commission, our outside independent auditors and other advisors in an evaluation of our accounting policy related to the application of generally accepted accounting principles to our historical loan origination costs. Our evaluation relates to, among other things, the accounting for our loan origination costs under Financial Accounting Standards Board Accounting Standards Codification Subtopic 310-20, Nonrefundable Fees and Other Costs. As our evaluation is not yet complete, we require additional time to prepare and file our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”). We expect to complete our evaluation shortly, the results of which will be reflected in our 2013 10-K which we expect to file on or before April 15, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Hollis M. Greenlaw	(214)	370-8960
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to, in large part, the significant growth in equity capital, we expect to report a significant change in our income statement for the period ended December 31, 2013 as compared to December 31, 2012.  More specifically, during 2013, we invested the net proceeds from our initial public offering of our common shares of beneficial interest into revenue-generating real estate investments, resulting in, among other things, increased interest income as well as increased acquisition and origination fees associated with originating loans.  We are currently reviewing these increased amounts in relation to our ongoing evaluation discussed above, and will report such amounts in our 2013 10-K.

This Notification on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our expectations regarding, among other things, the completion of the evaluation discussed in this Notification and the timing of the filing of our 2013 10-K, to differ materially from as disclosed in this Notification. We do not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

United Development Funding IV

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2014	/s/ Hollis M. Greenlaw
By: Hollis M. Greenlaw
Title: Chief Executive Officer